Exhibit 99.4
Consent to Be Named as a Director Nominee of
Cole Corporate Income Trust, Inc.
To Cole Corporate Income Trust, Inc.:
     I, Marc T. Nemer, hereby consent to be named as a director nominee of Cole Corporate Income Trust, Inc., a Maryland corporation (the “Company”), in the Company’s Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
Dated: December 2, 2010

/s/ Marc T. Nemer
Marc T. Nemer